

February 9, 2009

Via Facsimile 212-903-9100 and U.S. Mail

Scott Sonnenblick
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105

      Re: **Wavecom S.A.**
             Schedule TO-T/A filed on February 3, 2009 by Sierra Wireless
             SEC File No. 5-50760

Dear Mr. Sonnenblick:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has reviewed the amended filing listed above and the accompanying response
letter dated February 3, 2009. Our comment follows. All defined terms used in this letter
have the same meaning as in your offer materials.

1. In comment 4 in our prior letter dated January 27, 2009, we asked whether Wavecom
    provided Purchaser with confidential information including projections or forecasts,
    in the course of the negotiations leading up to the Offers. Your response indicates
    that no such information was received "prior to the execution of the Memorandum of
    Understanding." Was any such confidential information exchanged *after* the
    Memorandum was executed? If so, please provide it to use supplementally, along
    with your analysis as to why disclosure is not required.

Closing Comments

If necessary, please amend your filing promptly in response to the above comment. In
addition or alternatively, provide the supplemental analysis and information. Your
response letter should be "tagged" as correspondence and filed via EDGAR. Please

understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions